Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

BHP and Woodside

Integration Management Office Video Update

March 2022

The following is a transcript of a video made available to employees of BHP Group and Woodside on March 9, 2022.

BHP Employee:

Hi, I’m (BHP employee). I’m here today with two of our integration leads, Anne Marie Stamm from BHP and Vanessa Martin from Woodside. They form part of the integration management office, and they’re here today to talk to us about how we’re tracking with the proposed merger. We’ve had a few of these conversations early on, and Meg has visited with us here in Houston. As we’d say here in Texas, particularly at this time of year, this is not our first rodeo. But I know our folks have a lot of questions on their minds, so let’s get started. Anne Marie, can you tell us about your role in the integration management office?

Anne Marie Stamm:

My role started back in about September last year. Vanessa and I met when she came over to the Houston office, and we kicked off the integration team. We have 16 different business teams and six different work streams. Because of the vast scale of this project, we need to make sure that all the teams and all the individuals on those teams understand their accountabilities.

Vanessa Martin:

What we’ve done is that part of the integration management office is a what’s called a two in a box structure. We use the term pretty loosely and throw it around quite a bit, but what it basically means is for each team, there’s two people, one from Woodside and one from BHP, and they work together to understand what will work and what won’t work. I think that’s a really, really important construct that we’ve been working really well together. Anne Marie and I are our two in a box, and part of what we then do is help both teams on both sides work through problems. A lot of the things that we look at go from the strategic, which is the high level things and how do we replace services that were external to the group, like your global business services, and how do we get down to the details of bank accounts and those sorts of things. Part of our job is to work with the teams on both sides to bring them together, solve problems, look at how they need to work together, and particularly where they go across areas. That’s pretty much what we do on a day-to-day basis.

BHP Employee:

That’s really helpful. How do you see your role in action?

Vanessa Martin:

I guess our day starts first thing in the morning where we go through and look at what the teams have looked at during the night or overnight or during the previous day and look at what they might need help with. Then, pretty much the bulk of the day is working through workshops and talking to some of the teams here before we kick on to the evening session and work through meetings for a while there, working with the teams across the time zones.

Vanessa Martin:

My role’s probably a little bit different here. I’m one of the couple of people from Woodside based in Houston. Part of my role is to help interface with the folks back in Woodside and work with them, translate between the two organizations, which has been a really interesting experience, and make sure we’re all talking the same language. Yeah, my role’s probably slightly different to Anne Marie’s in that respect.

Anne Marie Stamm:

Yeah, so I also have a relationship with the separation team. I, on a regular basis, talk to my separation counterpart and some of the separation team members to make sure that the plans that they have and the plans that the integration team have are staying aligned.

BHP Employee:

How are we preparing for day one? Since that’s just the beginning of it, what about day 100?

Anne Marie Stamm:

Day one is a really big milestone for this project, and we’re doing a lot of work to plan and make sure that goes seamlessly whilst also making sure that we remain competitors until that point.

Vanessa Martin:

We’ve got, I guess, three areas that we’re really focused on. One is people and making sure that everybody has what they need to do to their job on day one, that everybody gets paid, and that they’re safe. The second thing is making sure that we maintain a license to operate, that we’ve got our regulatory compliance, that we do the right thing, we keep things going, we do the right thing by the government, by our stakeholders, by our joint venture partners. The third thing is just making things work, that we can pay the bills, that we can sell cargos, and that things just keep going.

Anne Marie Stamm:

On day one, we will still be dependent on BHP Group for a number of services. The period then from day 1 through day 100 is how we start to transition off of that support system.

BHP Employee:

Fair.

Vanessa Martin:

I think one of the unique features of this deal, which you don’t always see, is that we haven’t got two fully entire organizations coming together. BHP is currently part of a bigger group, and part of the team’s challenge is how does it break away from that group, and then how do we put things in place to fix those bits that get broken on day one and replace them with either new processes or Woodside processes or something else.

BHP Employee:

Can you talk to us about one of the projects you guys are working on for day 1 and for day 100?

Anne Marie Stamm:

Like Vanessa was saying, we need to make sure that everyone has got an office to go to and the equipment to do their job on day one. We have people located in places today for BHP Petroleum where Woodside does not have an office, or where they are currently in a BHP office and they will need to transition to a Woodside office, such as Perth.

BHP Employee:

Vanessa, what are your key takeaways and learnings from the integration process?

Vanessa Martin:

I think for me, beside the two in a box and the importance of that in practice, is asking lots of questions and being open-minded. There are lots of times where we use the same term and mean something entirely different between the organizations, or we use acronyms that mean very different things for both organizations as well.

BHP Employee:

Anne Marie, what are you most looking forward to about day one and bringing our two companies together?

Anne Marie Stamm:

Firstly, I’m really looking forward to not having to take minutes of all the meetings. But more seriously, day one for me is kind of like a sanction of a major project. We’ve spent all this time planning and then we finally get that go ahead to really start to build this merged organization. I’m really looking forward to seeing those plans start to come together.

BHP Employee:

Great.

Vanessa Martin:

I think it’ll be a great opportunity, as Anne Marie said, to get going. It’s like on any project where you’ve taken FID or made a decision, everybody waits and waits and waits, and you go. I think, for the two organizations where in an industry that’s going to go through massive change and is looking for its incumbents to really respond to that, and the merger gives us an opportunity... It’s a bit of a catalyst for both teams I use, because it’s kind of how it feels at the moment. It is. It’s two teams working together. But it’s a catalyst for how we can change, and it’s a unique opportunity. A lot of organizations don’t get that to help them make that transformational move. I think that’s a really great opportunity, and it’s exciting.

BHP Employee:

You all have been working together for quite some time now and I’m sure you’ve noticed quite a few differences as well as quite a few similarities. Can you talk to us about those experiences?

Vanessa Martin:

I’ve had the opportunity to be here in Houston first in September and then again since December, and that’s given me a huge ability to learn about BHP in Houston here and how it works. Everybody’s been hugely welcoming and been very kind and taken me in. It’s given me a great chance to meet people and get to know them a whole lot better than it is and easier than it is over video conference. Anne Marie and I have got to know each other a whole lot better. We understand how each other works and that’s been fantastic.

Anne Marie Stamm:

Yeah. It’s really challenging to build those relationships remotely. We’re lucky because we’ve met our counterpart face-to-face, but a lot of the teams are building those relationships in these meetings, which your 30 minute meetings and we have to get down to the meat of the business really quickly in those time slots. I guess it’s been a testament to the teams and the way that we’ve been able to work together that we’ve been able to make that work and make that effective.

BHP Employee:

We’re almost done with our time here. Is there anything else you guys would like to add?

Vanessa Martin:

I think the only thing I’d like to add is we’ve got, between the two organizations, 300 to 400 people working on integration, and there’ll be activities that go on now and then there’ll be, once we get to day 1 and on to day 100, a lot more that continue to go on, and it’s to extend a thanks to those people for all of the work that they’re doing and recognize the great job they’re doing.

BHP Employee:

I’m sure they really appreciate that. Thanks so much for your time today, for answering our questions that I know are on everyone’s mind. Thanks, everyone, for watching. Don’t forget to visit your respective hubs for more information on the proposed merger. See y’all soon.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.